New York Life Insurance Company
1 Rockwood Road
Sleepy Hollow, NY 10591
Tel: (914) 846-3888
Fax: (914) 846-4779
E-mail : laura_bramson@newyorklife.com

Laura Bramson
Associate General Counsel

April 4, 2016

VIA EDGAR

Keith A. Gregory, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

●	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-156018 for New York Life Premier Variable Annuity, Premier Plus Variable Annuity, Premier Variable Annuity II and Premier Plus Variable Annuity II

●	NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-156019 for New York Life Premier Variable Annuity, Premier Plus Variable Annuity, Premier Variable Annuity II and Premier Plus Variable Annuity II

●	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-172046 for New York Life Flexible Premium Variable Annuity II

●	NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-172044 for New York Life Flexible Premium Variable Annuity III

Dear Mr. Gregory:

Thank you for your prompt review of the above-referenced filings. We are providing responses to the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that we received on March 18, 2016, in connection with the post-effective amendments to the above-referenced registration statements (the “Registration Statements”) filed on February 2, 2016 (the “Amendments”). For your convenience each of those comments is set forth below, followed by our response to the comment. Unless otherwise noted, staff comments were on the Premier Plus Variable Annuity II prospectus.

1.	Staff Comment:

Confirm all state variations that are material to the terms of the policies are disclosed in the prospectus.

Response:   Each prospectus discloses all state variations that are material to the terms of the policy described in the prospectus, as of the prospectus date.

2.	Staff Comment:

Confirm New York Life Premier Plus Variable Annuity II does not offer an individual single premium version of the product. If so, please provide.

Response:  New York Life Premier Plus Variable Annuity II does not offer an individual single premium version of the product.

3.	Staff Comment:

Confirm that all funds listed on the cover page of the prospectus, including the asset allocation models, are, as appropriate, reflected in the fund table and the asset allocation model section of the prospectus.

Response:  Confirmed.

4.	Staff Comment:

Make conforming changes in response to SEC Staff comments on the Premier Plus II prospectus, as applicable to all prospectuses.

Response:  All applicable conforming changes have been made. All references in this letter to changes to a prospectus apply to such conforming changes where applicable to other prospectuses.

5.	Staff Comment:

In the fifth paragraph on the cover page of the prospectus, please consider inserting a cross reference to the Future Income Rider section of the prospectus.

Response:  A cross reference to the Future Income Rider section of the prospectus has been added.

6.	Staff Comment:

In the first paragraph below the list of asset allocation models, please consider inserting a cross reference to the asset allocation models section of the prospectus.

Response:  A cross reference to the Asset Allocation Models section of the prospectus has been added.

7.	Staff Comment:

Provide on the front of the prospectus cover page all disclosure required by Item 1 of Form N-4(the list of investment options may be disclosed on the inside cover of the prospectus).

Response:   The order of presentation of information on the prospectus cover page has been revised consistent with the requirements of Form N-4.

8.	Staff Comment:

In the table of contents, please consider revising the references to “Appendix 1”, “Appendix 2” and “Appendix 3” to include the titles of those appendices.

Response:  In the table of contents, “Appendix 1”, “Appendix 2” and “Appendix 3” have been revised to include titles.

9.	Staff Comment:

In the “Definitions” section of the prospectus, add a defined term for “Good Order.”

Response:   A defined term for “Good Order” has been added and such term has been used, where appropriate, throughout the prospectus.

10.	Staff Comment:

In the “Definitions” section of the prospectus, for clarity, revise the “IPR Reset” definition.

Response:  The “IPR Reset” definition has been revised.

11.	Staff Comment:

In the “Table of Fees and Expenses – Policyowner Transaction Expenses” table in the prospectus, revise the disclosure to clarify that 8.00% is the charge for both the current and guaranteed maximum surrender charge.

Response:  The disclosure has been revised to clarify that 8.00% is for both the current and guaranteed maximum surrender charge.

12.	Staff Comment:

In the “Table of Fees and Expenses – Periodic Charges Other Than Fund Company Charges” table in the prospectus, delete the “Annual Policy Service Charge” line item, if such charge is not further mentioned in the prospectus.

Response:  The annual policy service charge line item has not been deleted. References to the charge can be found throughout the prospectus (e.g., See Question 5 of the “Questions And Answers About New York Life Premier Plus Variable Annuity II” section in the Premier Plus II prospectus.)

13.	Staff Comment:

In the “Table of Fees and Expenses – Periodic Charges Other Than Fund Company Charges” table in the prospectus, add the word “as”, if applicable, to the “Guaranteed maximum Mortality and Expense Risk and Administrative Costs Charge” parenthetical so that such parenthetical reads “…calculated either as an annualized percentage…”

Response:  The disclosure has been revised in connection with changes to the table’s format, as described in our response to Staff Comment 14.

14.	Staff Comment:

In the “Table of Fees and Expenses – Periodic Charges Other Than Fund Company Charges” table in the prospectus, revise the disclosure so it is clear how the parenthetical for the mortality and expense risk and administrative costs charge applies to each of the Accumulation Value Based M&E Charge Policies and the Premium Based M&E Charge Policies line item charges.

Response:  The table has been revised to remove the parenthetical and disclosure has been added preceding the table to more clearly present how charges are calculated for Accumulation Value Based M&E Charge Policies and the Premium Based M&E Charge Policies.

15.	Staff Comment:

In the “Table of Fees and Expenses – Optional Rider Charges: Riders Applied For Before May 1, 2016”table in the prospectus, review all parentheticals for consistency.

Response:  All parentheticals have been reviewed and, as applicable, revised for consistency.

16.	Staff Comment:

In the “Table of Fees and Expenses” table in the prospectus, revise the disclosure so that all line items that have “on and after May 1, 2016” are listed before those that have “ before May 1, 2016”.

Response:  The disclosure has been revised such that all line items that have “on and after May 1, 2016” are listed before those that have “before May 1, 2016.”

17.	Staff Comment:

In the “Table of Fees and Expenses” table in the prospectus, consider separate tabular disclosure for each rider charge.

Response:  The disclosure has been revised to provide separate tabular disclosure for each rider charge.

18.	Staff Comment:

In the “Table of Fees and Expenses – Optional Rider Charges: Riders Applied For Before May 1, 2016” table in the prospectus, for consistency, add the words “Rider Package” to the end of the “Current Investment Preservation Rider Charge with IPR + ADBR” line item.

Response:  Because the term “IPR +ADBR” is defined in the fee table to mean the Investment Preservation Rider/Annual Death Benefit Reset Rider Package, we did not believe it was necessary to add “Rider Package” whenever the term “IPR + ADBR” was used.

19.	Staff Comment:

Update the references to the 2014 dates in the footnote below the “Table of Fees and Expenses – Total Annual Portfolio Company Operating Expenses” table in the prospectus.

Response:  The Total Annual Portfolio Company Operating Expenses table has been updated to reflect values as of December 31, 2015.

20.	Staff Comment:

In the first footnote below the “Table of Fees and Expenses – Total Annual Portfolio Company Operating Expenses” and the second footnote below the “Table of Fees and Expenses – Annual Total Portfolio Company Operating Expenses” table in the prospectus, revise the sentences, “[w]e have not verified the accuracy of the information provided by the Fund or its agents” so that such sentence only applies to unaffiliated funds.

Response:  The disclosure has been revised to clarify the disclosure only applies to unaffiliated funds.

21.	Staff Comment:

In the “Table of Fees and Expenses – Annual Portfolio Company Operating Expenses” table in the prospectus, revise the column titled “Underlying Portfolio Fees and Expenses” to conform to instruction 3(f)(i) of Item 3 of Form N-1A.

Response:  The column has been revised to read “Acquired Fund Fees and Expenses.”

22.	Staff Comment:

In the “Table of Fees and Expenses – Annual Portfolio Company Operating Expenses” table in the prospectus, delete the fourth footnote discussing 12b-1 fees. Such disclosure is not required by Item 3 of Form N-1A.

Response:  We respectfully submit that the footnote regarding 12b-1 fees is appropriate and have retained the footnote.

23.	Staff Comment:

In the Annual Portfolio Company Operating Expenses table, to comply with Item 3 of Form N-1A, (a) insert columns for fee waivers and fund expenses net of fee waivers, and (b), update the footnotes concerning fee waivers accordingly.

Response:  (a) Columns titled, “Fee Waiver And/Or Expense Reimbursement” and “Total Fund Annual Expense after Fee Waiver And/Or Expense Reimbursement” have been added and (b) the footnotes have been updated.

24.	Staff Comment:

In the “Table of Fees and Expenses – Annual Portfolio Company Operating Expenses” table in the prospectus, revise footnote (f) to insert the effective date of the fee waivers and/or expense reimbursement agreement.

Response:  Footnote (f) has been revised to insert the effective date of the fee waivers and/or expense reimbursement agreement.

25.	Staff Comment:

In the Condensed Financial Information section of the prospectus, insert the Condensed Financial Information.

Response:  Condensed Financial Information has been inserted.

26.	Staff Comment:

Revise the disclosure to describe the notice period and method of notice with respect to the notice discussed in the last sentence of question 2 of the “Questions and Answers about New York Life Premier Plus Variable Annuity II” section in the prospectus.

Response: The disclosure has been revised to describe the method of notice. The policy form does not require a notice period. Accordingly, no notice period is specified in the prospectus.

27.	Staff Comment:

In question 5 of the “Questions and Answers about New York Life Premier Plus Variable Annuity II” section of the prospectus, as applicable, revise the disclosure to add the language, “depending on the rider term you select” to the applicable paragraphs.

Response:  The disclosure has been revised to add, “depending on the rider term you select.”

28.	Staff Comment:

In the “Financial Statements” section of the prospectus, update the disclosure to reflect the inclusion of the most recent financial statements with the Registration Statements.

Response:     The disclosure regarding financial statements has been updated. The post-effective amendments to the Registration Statements that we expect to file, on or about April 12, 2016, will include the most recent financial statements for NYLIAC and the applicable Separate Accounts.

29.	Staff Comment:

In the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, conform disclosure in the other prospectuses included in the above-referenced filings, as well as the prospectuses listed in the letter to the staff, dated February 2, 2016, which requested approval for changes to certain prospectuses pursuant to Rule 485(b)(1)(vii) (together, the “Prior Prospectuses”) to the changes made in response to SEC staff comments set forth below concerning this section of the prospectus.

Response:     We have made conforming changes to the Prior Prospectuses reflecting the SEC staff comments set forth below on the Asset Allocation Models section of the Premier Plus II prospectus.

30.	Staff Comment:

(a) In the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, clarify the disclosure to clearly state which policyowners can elect the 2016 Asset Allocation Models, (b) clarify the disclosure indicating that if a policyowner transfers out of an Asset Allocation Model to another Allocation Option they will not be able to transfer back into that Asset Allocation Model and (c) clarify the relationship between transfers among Asset Allocation Model years and Allocation Options.

Response:  The disclosure regarding availability of models to particular policyholders has been revised to clarify when a policyholder may allocate premiums to or transfer accumulation value into a 2016 Asset

Allocation Model. We have also added disclosure to clarify that if a policyholder transfers out of an Asset Allocation Model that is no longer offered, the policyowner will not be able to transfer back into that Asset Allocation Model and removed the descriptions of the Asset Allocation Models that are no longer available for new investment. Regarding transfers among Asset Allocation Models and Allocation Options, we note the Allocation Options are defined to include the Asset Allocation Models. We believe the revised disclosure clarifies the right to transfer among available Asset Allocation Models.

31.	Staff Comment:

The sixth sentence in the second paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, states that “[policyowners] will not be provided with information regarding any periodic updates to the Asset Allocation Models, or the creation of new Asset Allocation Models.” Please explain.

Response:  Our asset allocation models are “static” and do not change. NYLIAC’s prospectus disclosure is designed to comply with the Staff’s historical position regarding “static” asset allocation models. The prospectus describes the currently available asset allocation models. Consistent with the Staff’s position, policyowners may also get information about asset allocation models by contacting their registered representative.

32.	Staff Comment:

In the fourth paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, consider listing the optional riders mentioned.

Response:  In the Premier Plus II prospectus, we added a reference to the Investment Preservation Rider, which is the only guaranteed minimum accumulation benefit rider available. In the Prior Prospectuses, we added references to the IPP, IPP II, GIPR and GIPR 2.0 riders, as applicable.

33.	Staff Comment:

In the fifth paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, confirm that funds from traditional DCA may not be allocated to an Asset Allocation Model.

Response:  Confirmed.

34.	Staff Comment:

In the fourth paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, for clarity, identify the other Allocation Options other than the Asset Allocation Models that are available to allocate Accumulation Value with similar risk and/or return characteristics.

Response:  We have retained the existing disclosure, as we do not independently determine whether other Eligible Portfolios may have similar risk/return characteristics as Asset Allocation Models. However, we have added a sentence directing policyowners to contact their registered representative to determine allocations consistent with their objective.

35.	Staff Comment:

In the eighth and ninth paragraphs of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, please bold the first two sentences and first sentence, respectively.

Response: The applicable sentences have been bolded.

36.	Staff Comment:

With respect to the last sentence in the seventh paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, disclose any effects on the assets in an asset allocation program upon termination, modification or suspension of such asset program (e.g., would the assets automatically be reallocated, and if so, how?). In addition, describe any notice procedures relating to such termination, modification or suspension.

Response:  Termination, modification or suspension of the program would not result in any change to or reallocation of assets in an existing Asset Allocation Model. We respectfully submit that notice procedures would depend on the nature of the change to the program.

37.	Staff Comment:

In the last paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, specify, if applicable, when a policyowner must reallocate their Accumulation Value.

Response:  The prospectus discloses that Accumulation Values may be rebalanced under an Automatic Asset Rebalancing feature. However, policyowners are not required to reallocate their Accumulation Values as a result of the creation of a new Asset Allocation Model.

38.	Staff Comment:

In the last paragraph of the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus, enhance the disclosure to describe where policyowners can find information on expenses a fund might incur if it had to generate cash in connection with outflows when an Asset Allocation Model is rebalanced or periodically updated.

Response:  We note that the existing disclosure paragraph appropriately directs policy owners to the Eligible Portfolio prospectuses for additional information about the risks of investing in a particular Eligible Portfolio. We respectfully submit that how Eligible Portfolios disclose the impact of purchase and redemption transactions (or particular types of transactions) is determined by Form N-1A, and the specific location of any such disclosure is beyond the scope of a variable product prospectus.

39.	Staff Comment:

In the “The Policies – Your Right to Cancel (“Free Look”)” section of the prospectus, in those states where you are required to return premium payments, state if the greater of the premium payments or accumulation value will be returned to the policyowner. If not, provide disclosure that in those states the policyowner will be notified of their right to receive the surrender value of their policy in lieu of the premium payments and the associated tax implications.

Response:  In states where we are required to return premium payments, we will return the accumulation value if such value is higher than the premium payments.

40.	Staff Comment:

In the “The Policies – Electronic Delivery” section of the prospectus, revise the first sentence as follows, “We are required to send you, free of charge, annual updates to this prospectus, as well as annual and semi-annual financial reports from the Eligible Portfolios.” In addition, provide disclosure that policyowners will be provided the documents free of charge upon request, even if such policyowner has elected electronic delivery.

Response:  The disclosure has been revised accordingly.

41.	Staff Comment:

In the “The Policies – Dollar Cost Averaging (DCA) Programs” section of the prospectus, consider providing (a) an example that reflects a situation where dollar cost averaging results in a loss and (b) consider adding disclosure explaining the difference between accumulation unit price and average unit cost.

Response:  The disclosure has been revised to provide (a) an example where dollar cost averaging results in a loss and to (b) generally clarify the discussion of how dollar cost averaging works.

42.	Staff Comment:

In the third sentence of the “The Policies – Dollar Cost Averaging (DCA) Programs” section of the prospectus, add the word “may” so that the sentence reads, “…you may achieve a lower than average cost per unit…”

Response:  Comment complied with.

43.	Staff Comment:

In the fifth sentence of the “The Policies – Dollar Cost Averaging (DCA) Programs” section of the prospectus, revise the sentence, if applicable, to change the word “low” to high” such that the sentence reads “…you should consider your financial ability to continue to make purchases during periods of high price levels.”

Response:  The disclosure has been revised to change the word “low” to “varying.”

44.	Staff Comment:

In the “The Policies – Riders – (b) The Future Income Rider” section of the prospectus, revise the last sentence to add the words “and financial strength” such that the sentence reads, “…backed solely by the claims-paying ability and financial strength of the NYLIAC general account.”

Response:  Upon review, we have not added a reference to financial strength. The term “financial strength” may be interpreted to refer to ratings of issuers by third parties. Accordingly, we have not historically included this term in our prospectus disclosure regarding our obligations under the policies.

45.	Staff Comment:

In the second sentence of the “Charges and Deductions – Other Charges – (g) Annual Death Benefit Reset (ADBR) Rider Charge (optional)” section of the prospectus, specify in what jurisdictions the rider charge will be deducted each policy quarter from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value of the applicable quarter and will not reduce Adjusted Premium Payments.

Response:  We added a statement to the Premier Plus II prospectus that in New York, the ADBR charge is deducted only from the Variable Accumulation Value.

46.	Staff Comment:

In the “Charges and Deductions – Other Charges – (h) Investment Preservation Rider/Annual Death Benefit Reset Rider Package Charge (optional, available only with policies applied for before May 1, 2016)” section of the prospectus, for clarity, consider deleting the last sentence.

Response:  We have retained this sentence because we believe it provides useful disclosure.

47.	Staff Comment:

In the “The Fixed Account” section of the prospectus, (a) delete the fifth sentence and (b) revise the last sentence to replace the words “may be” with “are” such that the sentence reads, “…disclosures regarding the Fixed Account are subject to certain applicable provisions of the federal securities laws…”

Response:  As requested, we have deleted the fifth sentence. We have retained the existing disclosure in the last sentence regarding applicability of federal securities laws consistent with the SEC staff’s written guidance on this subject as provided in the SEC staff’s Industry Comment Letter dated March 7, 1983.

48.	Staff Comment:

As required by Form N-4, add a Statement of Additional Information (the “SAI”) in each 485(b) filing as required by Form N-4. In addition include an SAI in each 485(a) filing going forward.

Response:  An updated SAI will be included in the 485(b) amendment we file in April 2016. SAIs will be included in future 485(a) filings to the extent required.

49.	Staff Comment:

Include the information regarding Asset Allocation Categories in “Appendix 1” in the “New York Life Insurance and Annuity Corporation and the Separate Account – Asset Allocation Models” section of the prospectus.

Response:  The information regarding asset allocation categories applies to investment division restrictions associated with the IPR rider and is fully disclosed in that section of the prospectus.

Tandy Representation:

In response to the Staff’s comments, we recognize that each Registrant and its management is responsible for the accuracy and adequacy of the disclosures made in the Registration Statements. Each Registrant acknowledges that: the Commission is not foreclosed from taking any action once the filings are declared effective; the declaration of effectiveness does not relieve each Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and no Registrant may assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statements or in connection with this response to the Staff’s comments. Each Registrant further acknowledges that a written request for acceleration of the effective date of the Registration Statement will confirm that those requesting acceleration are aware of their respective responsibilities.

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We appreciate your review of our responses to your comments received on March 18, 2016. We intend to incorporate these revisions in the Registration Statements by means of post-effective amendments filed pursuant to Rule 485(b) under the Securities Act of 1933, on or prior to April 12, 2016.

If you have any comments or questions, please feel free to contact me at (914) 846-3888 or Richard Choi at (202) 965-8127.

Sincerely,

/s/ Laura M. Bramson
Laura M. Bramson
Associate General Counsel